ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Completes Acquisition of Xora Inc.

BURLINGTON, Mass., March 5, 2014 - ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced it has successfully completed its acquisition of Xora Inc., a cloud-based market leader in mobile workforce management. ClickSoftware acquired Xora for total cash consideration of approximately $15 million, including all working capital and net cash adjustments. Xora will retain its name and operate as a wholly owned subsidiary of ClickSoftware. Anne Bonaparte, the former CEO of Xora, will continue to lead the company as President.

The combination of Xora and ClickSoftware creates a company with breadth and depth for a much bigger market under one roof. ClickSoftware strengthens its leadership position by offering customers a broader range of cloud-based mobile workforce management apps. Xora benefits from ClickSoftware’s international presence and access to service resource optimization products. This acquisition will also extend ClickSoftware’s market reach into the SMB (Small and Medium Businesses) market and opens a distribution channel through leading wireless carriers. ClickSoftware, which was already managing the largest community of mobile workers, will now add the 130,000 users of Xora to its more than 500,000 user base and will distance itself further ahead from the competition.

“The acquisition of Xora serves to considerably broaden our total addressable market, providing us a complete portfolio of best-in-class mobile solutions for all business roles, in all size companies, in all industry verticals,” said Dr. Moshe BenBassat, Founder and CEO of ClickSoftware. “With the acquisition now complete, we look forward to leveraging the considerable synergies of our joint leading organizations, to deliver leading-edge technology and innovation in mobile workforce management."

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the "Service chain optimization" and "The real-time service enterprise" concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter, the content of which is not incorporated herein by reference.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, the content of which is not incorporated herein by reference, please visit Apple’s App Store to download on your iPhone and iPad, or Google Play for your Android mobile device.

Safe Harbor Statement

This press release contains express or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal Securities Laws. These forward-looking statements include, but are not limited to, those statements regarding the expected benefits from the acquisition of Xora, anticipated market needs and the expected increase in the number of markets ClickSoftware can address. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, ClickSoftware’s ability to retain Xora’s customers and employees, the ability of ClickSoftware to integrate Xora’s technology with its existing offerings and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.